# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CONCENTRIX CORPORATION, CIK 0001803599
CUSIP: 20602D101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 39899 BALENTINE DRIVE, Suite 235, NEWARK, California (CA), 94560
Date of event which requires filing of this statement: 01/28/2026
Filed by CIK 0001179313
Persons authorized to receive notices and communications: Priscilla Maters, c/o Groupe Bruxelles Lambert, 24 avenue Marnix, Brussels, Belgium (C9), 1000, 32 22891717

## Reporting persons
- FINPAR VI SA: type of reporting person: other (OO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 38,623; sole dispositive power 0; shared dispositive power 38,623; aggregate amount beneficially owned 38,623 (0.06% of the class)
- FINPAR V SA: type of reporting person: other (OO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 35,964; sole dispositive power 0; shared dispositive power 35,964; aggregate amount beneficially owned 35,964 (0.06% of the class)
- Sapiens S.ar.l.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 8,699,080; sole dispositive power 0; shared dispositive power 8,699,080; aggregate amount beneficially owned 8,699,080 (14.12% of the class)
- GBL Verwaltung S.A.: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 8,699,080; sole dispositive power 0; shared dispositive power 8,699,080; aggregate amount beneficially owned 8,699,080 (14.12% of the class)
- Groupe Bruxelles Lambert (CIK 0001179313): type of reporting person: other (OO); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 0; shared voting power 8,773,667; sole dispositive power 0; shared dispositive power 8,773,667; aggregate amount beneficially owned 8,773,667 (14.24% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: CONCENTRIX CORPORATION
Address of issuer's principal executive offices: 39899 BALENTINE DRIVE, Suite 235, NEWARK, California (CA), 94560
Comment:
This Amendment No. 1 (this "Amendment No. 1") amends and supplements the Schedule 13D, originally filed on October 5, 2023 (the "Original Schedule 13D" and, together with this Amendment No. 1, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Concentrix Corporation (the "Issuer"), a Delaware corporation. Except as set forth herein, the Original Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Original Schedule 13D.

This Amendment No. 1 is being filed to reflect a change in beneficial ownership solely as a result of a decrease in the number of outstanding shares of Common Stock as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on January 28, 2026.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented to include an amended and restated Schedule I attached to this Amendment No. 1 as Exhibit F, which is incorporated herein by reference.
Information regarding each director and executive officer of GBL is set forth on Schedule I attached hereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - (b) of Schedule 13D are hereby amended and restated as follows:

The responses of the Reporting Persons to rows (11) and (13) on the cover pages of this Schedule 13D is incorporated by reference herein.

The Reporting Persons beneficially own an aggregate of 8,773,667 shares of Common Stock, representing approximately 14.24% of the outstanding shares of Common Stock of the Issuer. Calculations of the percentage of the shares of Common Stock beneficially owned are based on an aggregate of 61,597,304 shares of Common Stock outstanding as of January 16, 2026, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended November 30, 2025, filed with the SEC on January 28, 2026.

As of the date hereof,

(i) FINPAR VI directly holds 38,623 shares of Common Stock;

(ii) FINPAR V directly holds 35,964 shares of Common Stock; and

(iii) Sapiens directly holds 8,699,080 shares of Common Stock.

GBLV is the parent company of Sapiens, and therefore may be deemed to beneficially own the 8,699,080 shares of Common Stock directly held by the foregoing.

GBL is the parent company of GBLV, Sapiens, FINPAR VI and FINPAR V and therefore may be deemed to beneficially own the 8,773,667 shares of Common Stock directly held by the foregoing.

The Reporting Persons are also entitled to receive an additional 442,759 Earnout Shares (as defined below) if certain conditions set forth in the SPA occur, including the share price of Common Stock reaching $170.00 per share within seven years from the Closing Date (as defined below) (based on daily volume weighted average prices measured over a specified period). See "Put Option Share Purchase and Contribution Agreements" in Item 3 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The responses of the Reporting Persons to rows (7) through (10) on the cover pages of this Schedule 13D are incorporated by reference herein. See Item 5(a) above.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the shares of Common Stock during the prior 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is hereby amended and restated as follows:

INVESTOR RIGHTS AGREEMENT

On March 29, 2023, in connection with the entry into the Put Option, the Issuer entered into an Investor Rights Agreement (the "IRA") with the Direct Holders, and Olivier Duha, the Co-founder and Chief Executive Officer of Webhelp and certain other stockholders of Webhelp Parent (the "Initial Stockholders"). The IRA became effective on, and subject to, the closing of the Transaction.

Board Nomination Rights

Subject to the terms and conditions of the IRA, (x) the Reporting Persons will have the right to nominate two directors (the "GBL Directors") to the Issuer Board of Directors (the "Board") for so long as the Reporting Persons and Mr. Duha (collectively, the "GBL and Duha Shareholders") own at least 70% of the shares of Common Stock originally issued to them in the Transaction and (y) the Reporting Persons will have the right to nominate one director to the Board for so long as the GBL and Duha Shareholders own at least 50% of the shares of Common Stock originally issued to them in the Transaction. If at any time the Reporting Persons own less than 50% of the shares of Common Stock originally issued to them in the Transaction, the Reporting Persons will not have a right to nominate any directors to the Board. If the Reporting Persons have the right to nominate two directors, Mr. Duha has the right to be nominated as one of the two GBL Directors for so long as he owns at least 50% of the shares of Common Stock originally issued to him in the Transaction.

Each of the Initial Stockholders has agreed not to take certain actions without the Issuer's prior written consent so long as they hold at least 50% of the shares originally issued to them in the Transaction, including: (i) making any proposal, public statement or offer to the Board or the Issuer's stockholders regarding business combinations, tender offers, restructuring, liquidation, or acquisition of Issuer loans, securities, or assets, (ii) making any proposal to seek representation on the Board or otherwise seek to control or influence management, the Board or policies of the Issuer, (iii) forming or encouraging others to form a voting group with any Issuer stockholder, other than solely among the Initial Stockholders, (iv) acquiring any additional shares of Common Stock over certain authorized additional amounts, or (v) publicly disclosing or encouraging others to disclose any arrangement or intention prohibited by the foregoing or taking action that would reasonably be expected to require the Issuer to make a public announcement regarding (i) or (ii) above. Neither the Issuer nor any material subsidiary may amend its charter or its bylaws or similar organizational documents in a manner that disproportionately adversely affects the rights of the Initial Stockholders or which is knowingly in violation of the rights of any Initial Stockholder pursuant to the IRA, in each case so long as such Initial Stockholder holds at least 50% of the shares of Common Stock originally issued to it in the Transaction.

Lock-up

Subject to the terms and conditions of the IRA, the Initial Stockholders have agreed to certain customary lock-up provisions covering the shares of Common Stock issued to them at closing. In particular, subject to certain exceptions set forth in the IRA, the Initial Shareholders have agreed not to transfer any such shares for six months from closing. The Reporting Persons have further agreed not to transfer more than 25% of such shares for 12 months from closing, and not to transfer more than 50% of such shares for 18 months from closing.

Registration Rights

The Initial Stockholders have certain registration rights under the IRA, which required the Issuer to register within 180 days of Closing Date the resale of the shares of Common Stock and Earnout Shares held by the Initial Stockholders immediately following Closing Date. Upon demand by the Initial Stockholders, the Issuer will also be required to register a sale by the Initial Stockholders of such shares with a value of at least $100 million up to two times in any rolling twelve-month period. The Initial Stockholders will also have "piggy-back" registration rights to include their shares of Common Stock in certain other registration statements filed by the Issuer.

The Issuer has agreed to waive the corporate opportunity doctrine to the extent permitted under the Delaware General Corporation Law with respect to GBL and the GBL Directors.

Capitalized terms used but not defined shall have the respective meanings ascribed to such terms in the IRA. The description of the IRA contained in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which was previously filed as an exhibit to the Schedule 13D and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit F - Schedule I - List of Directors and Officers

## Signatures
- FINPAR VI SA: /s/ Priscilla Maters, Priscilla Maters / Director (01/30/2026)
- FINPAR VI SA: /s/ Xavier Likin, Xavier Likin / Director (01/30/2026)
- FINPAR V SA: /s/ Priscilla Maters, Priscilla Maters / Director (01/30/2026)
- FINPAR V SA: /s/ Xavier Likin, Xavier Likin / Director (01/30/2026)
- Sapiens S.ar.l.: /s/ Priscilla Maters, Priscilla Maters / Director (01/30/2026)
- Sapiens S.ar.l.: /s/ Serge Saussoy, Serge Saussoy / Director (01/30/2026)
- GBL Verwaltung S.A.: /s/ Priscilla Matersa, Priscilla Maters / Director (01/30/2026)
- GBL Verwaltung S.A.: /s/ Serge Saussoy, Serge Saussoy / Director (01/30/2026)
- Groupe Bruxelles Lambert: /s/ Priscilla Matersa, Priscilla Maters / General Counsel (01/30/2026)
- Groupe Bruxelles Lambert: /s/ Xavier Likin, Xavier Likin / Chief Financial Officer (01/30/2026)